ITEM 77M: Mergers

                 Morgan Stanley Growth Fund

     On February 24, 2004 a Special Meeting of Shareholders of Morgan Stanley Market Leader Trust ("Market Leader") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Market Leader and Morgan Stanley Growth Fund ("Growth"), pursuant to which substantially all of the assets of Market Leader would be combined with those of Growth and shareholders of Market Leader would become shareholders of Growth receiving shares of Growth with a value equal to the value of their holdings in Market Leader. On October 23,
2003   the  Board  of  Trustees  unanimously  approved   the
Reorganization Agreement, and on February 24, 2004 the Reorganization Agreement was approved by the affirmative vote of a majority of the shares of Market Leader represented in person or by proxy and entitled to vote at the meeting.

     On March 12, 2004, the Reorganization Agreement between
Market Leader and Growth was completed according to the terms set forth above and in the Reorganization Agreement.